CLIFTON STAR RESOURCES INC.
c/o 430 - 580 Hornby Street
Vancouver, B.C. V6C 3B6
425-453-0355

Clifton Star Progress report on drilling and tailings analysis.

Vancouver, B.C---- September 22, 2008. Clifton Star Resources, Inc. (TSX. V:CFO) President, Harry Miller reports that the Company has enacted a policy of releasing on complete drill hole analyses. Not doing so could present a misleading picture of the results. The Company will report as each complete hole is received. Techni-Lab of St. Germaine, Quebec is preparing a separate line for our samples which are now being submitted on a daily basis by Clifton Star employees in secure bags to be analyzed using fire assay with gravimetric finish. Pulps and rejects are picked up at the lab on each visit and stored in secured facilities within a fenced compound.

Vice President of Exploration, Fred Archibald P Geo. OGQ reports on the evaluation study being conducted on the primary and secondary tailings pond.

Thirty six pound samples were taken. Assays returned average grades of 3.46 g/t Au and 3.20 g/t Au, respectively. Studies to determine tonnages are underway. Met-Solve Labs of Vancouver are currently testing for recovery using a variety of grind sizes. Bacterial leaching tests will also be used to optimize the recovery of the main (tertiary) tailings of approximately ten million tons as supported by the NI43-101 compliant Bevan Report.

Using present and historical information, projected mineralized zones for the Beattie and Donchester indicates a strike length of 5400 metres (3.3 miles). To date, five drill holes associated with the Northwest Zone and A Zone of the Beattie and the south Zone of the Dumico have shown visible course gold. This is the first in twenty years of drilling that VG has been observed in rock units other than the main syenite porphyry host rock.

The Company is issuing 150,000 shares of stock options to various consultants at a price of $2.60.With six drills currently In operation and four geologists on site, Clifton Star Resources is well capitalized in developing four former gold producers in the vicinity of Duparquet, Quebec.

This news release has been reviewed by Fred Archibald, P Geo OGQ who is deemed to be a Qualified Person under NI43-101.

The TSX does not guarantee the accuracy of this news release and it neither approves nor disapproves of its content.

For more information, contact:

Harry Miller

President

Tel: 425.453.0355

hacabell@hotmail.com

Investor Relations, contact:

Tracy Weslosky or Fred Cowans

Managing Partners

Prod-edge consultants inc.

Tel: 416.581.0177

infor@prod-edge.com